

Carla Dearing · 2nd
Partner at Velo Group

Louisville Metropolitan Area · 500+ connections · **Contact info**

Soul Slice

The University of Chicago - Booth School of Business

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Millennials: Experiencing Bitcoin FOMO? Don't buy cryptocurrencies to try to get ric...
Carla Dearing on LinkedIn

Last week, an article in Business Insider described a trend that I, too, have...

⏱ 5 · 1 comment



When The Developers Are The Community: Part 2
Carla Dearing on LinkedIn

Giving communities the agency and resources in defining and developing the jobs,...

⏱ 10 · 2 comments



Hey Sum18
n I buy this

Unlocking Financ...
linkedin.com

Hey Sum180, can
be that easy. Wit...

Experience



Partner/Investor
Soul Slice · Full-time
Dec 2020 – Present · 1 mo
Oakland, California, United States



Partner
Velo Group LLC · Full-time
Oct 2020 – Present · 3 mos

Still too often, good projects empowering minority founders and communities get stalled for lack of the right capital. Velo brings the investor-centered expertise that unlocks execution with financial modeling, deal structuring, investment offering support and advisory, and fund management and administration. Velo also offers strategic growth consulting and ongoing support service ...see more



Head of Product
FlexWage Solutions
Apr 2019 – Sep 2020 · 1 yr 6 mos
Louisville, Kentucky Area

FlexWage Solutions is a leading provider of employer-sponsored early wage access and other pay solutions for employees. Key clients include Denny's, McDonalds, Alliance Data, RWJBarnabus Health Care, Future Care. Partners include: FIS, Fiserv, Visa, Money Network, Green Dot and others.



Co-founder and CEO
Sum180 · Full-time
May 2014 – Apr 2019 · 5 yrs

Acquired by FlexWage Solutions in April, 2019, this mobile employee financial wellness app served clients such as KFC Foundation for KFC's 90,000 employees, Yum Brands (pilot) and McGraw Hill.


🔗 SUM180: A financial plan that meets you where...



Managing Director & CEO
IMC
Jul 2011 – Dec 2017 · 6 yrs 6 mos
Louisville, KY

Oversaw holdings and services in Brand Licensing and Online Financial Wellness Services for Employees (SUM180). Clients include: SC Johnson, AT&T, Yum and others. IMC was Lead Investor in Sum180.

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Education



The University of Chicago - Booth School of Business
Master of Business Administration - MBA, Business Administration and Management, General
1986 – 1988


University of Michigan
Bachelor of Arts, Political Science and Economics
1980 – 1984
Activities and Societies: Phi Beta Kappa, Phoenix Leadership Society, Varsity Volleyball

Skills & endorsements

Marketing Strategy · 30

 Endorsed by **Ray Fischer**, who is highly skilled at this

 Endorsed by **2 of Carla's colleagues at Sum180**

Strategy · 25

 Endorsed by **Ray Fischer**, who is highly skilled at this

 Endorsed by **2 of Carla's colleagues at FlexWage Solutions**

Integrated Marketing · 19

 Endorsed by **4 of Carla's colleagues at University of Louisville**

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Recommendations

Received (1) Given (3)

 **Sterling Cruz-Herr (they/them)**
Founder of TransClue
November 7, 2014, Sterling reported directly to Carla

Two years after Carla launched Community Foundations of America (CFA), she was named to the Nonprofit Times "Top 50 Power and Influence." This was just one of many indications of the fresh, high-impact thinking she brought to the work of social change. As a strategist, she draws from rich corporate experience. ... See more

Accomplishments

9 **Organizations**   ⌄
Wild Accelerator, micro-accelerator for female founders • Louisville Urban League Sports and Learning Complex • Jefferson Community & Technical College Foundation Board • C.E. & S. Foundation • IMC • Phoenix, University of Michigan • Greater Louisville Inc (Chamber of Commerce) • University of Louisville • Grasshoppers Distribution LLC

5 **Publications**   ⌄
Strategy, marketing and finance blogger • The Schwabification of Philanthropy • Bringing More Buffets to the Table • Power and Influence Top 50 • Philanthromedia.org

1 **Language**   ⌄
French